FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 18, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐  No ☒

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MECHEL REPORTS 2008 FIRST HALF AND NINE MONTHS FINANCIAL RESULTS

— Revenues in the first nine months increased 84.7% to $8.6 billion —
— Operating income in the first nine months increased 167% to $2.8 billion —
— Net income in the first nine months increased 132% to $1.6 billion, or $3.94 per ADR/ordinary share —

Moscow, Russia – December 18, 2008 – Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced financial results for the first half ended June 30, 2008 and for the nine months ended September 30, 2008.

Igor Zyuzin, Mechel OAO’s Chief Executive Officer, commented: “Mechel’s record financial and operational performance in the first nine months of 2008 was the result of successful implementation of our strategy to grow the Company both organically and through acquisitions.  Favorable market conditions for mining and steel products also contributed to the Company’s performance.”

Consolidated Results for the first half of 2008

US$ thousand	1H 2008	1H 2007	Change Y-on-Y
Revenue	5,349,246	2,986,861	79.1%
Net operating income	1,606,384	738,986	117.4%
Net operating margin	30.03%	24.74%	—
Net income	1,101,773	489,456	125.1%
EBITDA*	1,879,919	813,681	131.0%
EBITDA, margin (1)	35.1%	27.2%	—

 * See Attachment A.

(1) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Net revenue in the first half of 2008 rose 79.1% to $5.35 billion, from $2.99 billion in the first half of 2007, reflecting increased production volumes and strong selling prices across the Company’s primary product categories. Operating income rose by 117.4% to $1.6 billion, or 30.0% of net revenue, versus operating income of $738.9 million, or 24.7% of net revenue, in 2007.

For the first half of 2008, Mechel reported consolidated net income of $1.1 billion, or $2.65 per ADR/ordinary share.

Consolidated EBITDA rose by 131.0% to $1.87 billion in the first half of 2008 compared to $813.6 million in the first half of 2007.

Consolidated Results for the nine months of 2008

US$ thousand	9M 2008	9M 2007	Change Y-on-Y
Revenue	8,580,681	4,646,948	84.7%
Net operating income	2,807,535	1,051,585	167.0%
Net operating margin	32.72%	22.63%	—
Net income	1,637,474	706,003	131.9%
EBITDA*	2,864,134	1,204,822	137.7%
EBITDA, margin (2)	33.4%	25.9%	—

 * See Attachment A.

(2) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Net revenue for the first nine months of 2008 rose 84.7% to $8.58 billion, from $4.65 billion in the first nine months of 2007. Operating income rose by 167.0% to $2.8 billion, or 32.7% of net revenue, versus operating income of $1.05 billion, or 22.6% of net revenue, in 2007.

For the first nine months of 2008, Mechel reported consolidated net income of $1.6 billion, or $3.94 per ADR/ordinary share.

Consolidated EBITDA rose by 137.7% to $2.86 billion in the first nine months of 2008 from $1.2 billion a year ago.

Please see the attached tables for a reconciliation of consolidated EBITDA to net income.

Mining Segment Results for the first half of 2008**

US$ thousand	1H 2008	1H 2007	Change Y-on-Y
Revenues from external customers	1,709,289	595,724	186.9%
Operating income	917,433	208,757	339.5%
Net income	630,701	148,090	325.9%
EBITDA*	1,063,512	266,211	299.5%
EBITDA, margin (3)	51.0%	30.8%	—

*	See Attachment A.
**	2007 numbers are restated as a result of establishment of the ferroalloy segment

(3) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output for the first half of 2008

Product	1H 2008 thousand tonnes	1H 2008 vs. 1H 2007
Coal	14,033	58%
Coking coal	8,444	100%
Steam coal	5,590	20%
Coal concentrate*	7,788	50%
Coking	6,285	72%
Steam	1,503	-3%
Iron ore concentrate	2,740	4%

* The coal concentrate has been produced from the part of the raw coal output.

Mining segment revenue from external customers for the first half of 2008 totaled $1.7 billion, or 32.0% of consolidated net revenue from external customers, an increase of 186.9% compared to segment revenue from external customers of $597.7 million in the first half of 2007. The increase in revenue was due to a rise in total output and a favorable pricing environment, as well as the contributions of acquisitions.

Operating income for the first half of 2008 in the mining segment rose 339.5% to $917.4 million, or 44.0% of total segment revenue, compared to operating income of $208.7 million a year ago. EBITDA in the mining segment for the first half of 2008 was $1.06 billion, 299.5% higher than segment EBITDA of $266.2 million in the first half of 2007. The EBITDA margin for the mining segment increased to 51.0% from 30.8% in the 2007 six-month period.

Mining Segment Results for the first nine months of 2008

US$ thousand	9M 2008	9M 2007	Change Y-on-Y
Revenues from external customers	2,829,137	881,594	220.9%
Operating income	1,560,449	313,760	397.3%
Net income	1,021,911	221,746	360.8%
EBITDA*	1,685,011	398,674	322.7%
EBITDA, margin (4)	49.7%	30.8%	—

 * See Attachment A.

(4) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output for the first nine months of 2008*

Product	9M 2008 thousand tonnes	9M 2008 vs. 9M 2007
Coal	20,702	54%
Coking coal	12,409	95%
Steam coal	8,293	17%
Coal concentrate**	11,213	30%
Coking	9,264	41%
Steam	1,949	-7%
Iron ore concentrate	3,620	-2.5%

*	2007 numbers are restated as a result of establishment of the ferroalloy segment
**	The coal concentrate has been produced from part of the raw coal output.

Mining segment revenue from external customers for the first nine months of 2008 totaled $2.8 billion, or 33.0% of consolidated net revenue from external customers, an increase of 220.9% compared with segment revenue from external customers of $881.6 million in the first nine months of 2007.

Operating income for the first nine months of 2008 in the mining segment rose 397.3% to $1.56 billion, or 46.0% of total segment revenue, compared to operating income of $313.8 million a year ago. EBITDA in the mining segment for the first nine months of 2008 was $1.69 billion, 322.7% higher than segment EBITDA of $398.7 million in the first nine months of 2007. The EBITDA margin for the mining segment amounted to 49.7% in the 2008 nine-month period, compared to 30.8% in the first nine months of 2007.

Vladimir Polin, Senior Vice President of Mechel OAO, commented on the results of the mining segment: “The strong results in Mechel’s mining segment were due to both market conditions in the first nine months of 2008 and excellent management of our assets.  We took measures to increase the volume of coking coal produced by Yakutugol, allowing us to leverage strong market conditions during the period.  At the same time, over the course of 2008 we significantly reduced production costs at Yakutugol by nearly 1.5 times, placing us in a better position to operate successfully through the recent weakness in the global marketplace.

Looking ahead, our priority will continue to be the careful management of our operating costs, as well as the construction of access railroad to the Elga deposit, which is of strategic importance for the Company and can significantly increase its shareholder value in the future. We will also remain flexible with regard to our management of steam and coking coal mining, ensuring we have the maximum production flexibility to adapt to trends in the marketplace.”

Steel Segment Results for the first half of 2008

US$ thousand	1H 2008	1H 2007	Change Y-on-Y
Revenues from external customers	3,004,173	2,079,443	44.5%
Operating income	598,896	331,090	80.9%
Net income	467,678	242,221	93.1%
EBITDA*	771,290	381,470	102.2%
EBITDA, margin (5)	24.5%	18.0%	—

 * See Attachment A.

(5) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output for the first half of 2008

Product	1H 2008 thousand tonnes	1H 2008 vs. 1H 2007
Coke	1,838	-5%
Pig iron	1,853	-1%
Steel	3,061	3%
Rolled products	2,856	2%
Hardware	382	12%

Revenue from external customers in Mechel’s steel segment increased to $3.0 billion in the first half of 2008, or 56.2% of consolidated net revenue from external customers, an increase of 44.5% over the first half of 2007.

In the first half of 2008, the steel segment generated operating income of $598.9 million, or 19.1% of total segment revenue, an increase of 80.9% over operating income of $331.0 million, or 15.6% of total segment revenue, in the first half of 2007.  EBITDA in the steel segment for the first half of 2008 increased by 102.0% over the prior year period to $771.3 million. EBITDA margin for the steel segment rose to 24.5% in the first half of 2008, compared to 18.0% reported in the same period of last year.

Steel Segment Results for the nine months of 2008

US$ thousand	9M 2008	9M 2007	Change Y-on-Y
Revenues from external customers	4,829,209	3,118,853	54.8%
Operating income	1,133,777	472,799	139.8%
Net income	633,624	347,505	82.3%
EBITDA*	1,137,945	580,932	95.9%
EBITDA, margin (6)	22.6%	18.3%	—

 * See Attachment A.

(6) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output for the nine months of 2008

Product	9M 2008 thousand tonnes	9M 2008 vs. 9M 2007
Coke	2,699	-8%
Pig iron	2,781	-2%
Steel	4,745	4%
Rolled products	4,313	11%
Hardware	604	16%

Revenue from external customers in Mechel’s steel segment increased to $4.8 billion in the first nine months of 2008, or 56.3% of consolidated net revenue from external customers, an increase of 54.8% over the first nine months of 2007.

In the first nine months of 2008, the steel segment generated operating income of $1.1 billion, or 22.6% of total segment revenue, an increase of 139.8% over operating income of $472.8 million, or 14.9% of total segment revenue in the first nine months of 2007.  EBITDA in the steel segment for the first nine months of 2008 increased 95.9% over the first nine months of 2007.  EBITDA margin for the steel segment rose to 22.6% in the first nine months of 2008, compared to 18.3% reported in the same period of last year.

Mr.Polin commented on the results of the steel segment: “Mechel’s record steel segment results were due to our commitment to the continued optimization of our sales structure and our production cost reductions program, as well as a favorable pricing environment for steel products and the contribution of acquisitions.

Our efforts to improve production efficiencies allowed us to improve our consumption ratios, and as a result, total output of steel products increased while coke and pig iron consumption declined.  Mechel also significantly reduced its output of low margin commercial billets and increased output of higher margin, value added products, such as hardware and wire products.

At the same time we expanded our geographic presence, strengthening our position in the Eastern European steel products market with acquisition in April 2008 of Ductil Steel in Romania. Now Mechel has four steel subsidiaries in Romania presenting additional operational and sales synergy opportunities, and began realizing these through the recent establishment of Mechel’s East-European Steel Division.

Our previous actions designed to enhance sales efficiency by increasing our direct interaction with the end customer and reducing third party sales through traders have started to pay off.  This year we have significantly expanded the branch network of Mechel Service OOO, which is engaged in steel product sales to end customers.  Given the current soft rolled product market, these efforts give Mechel competitive advantages and guaranteed volume for its metal products orders by avoiding bulk traders who for the most part ceased their offtake.”

Introduction of the Ferroalloy Segment

Following the acquisition of Oriel Resources in the second quarter of 2008, the Company has consolidated all of its ferroalloy assets into one reporting segment beginning with the 2008 six-months period. The Ferroalloy Segment is comprised of the Southern Urals Nickel Plant, Tikhvin Ferroalloy Smelting Plant (ferrochrome production), Voskhod Chrome (chromite ores deposit and mining and processing plant), and Bratsk Ferroalloy Plant (ferrosilicon production).

Ferroalloy Segment Results for the first half of 2008

US$ thousand	1H 2008	1H 2007	Change Y-on-Y
Revenues from external customers	278,275	272,363	2.2%
Operating income	84,925	232,545	- 63.5%
Net income	38,968	137,444	- 71.6%
EBITDA*	98,426	201,164	- 51.1%
EBITDA, margin (7)	26.6%	57.5%	—

 * See Attachment A.

(7) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloy Segment Output for the first half of 2008

Product	1H 2008 thousand tonnes	1H 2008 vs. 1H 2007
Nickel	9,1	8%
Ferrosilicon	45	—
Ferrochrome	25	—

The ferroalloy segment revenue from external customers for the first half of 2008 was $278.3 million, or 5.2% of consolidated net revenue, and an increase of 2.2% over segment revenue from external customers of $272.4 million in the first half of 2007.

Operating income for the first half of 2008 in the ferroalloy segment decreased by 63.5% to $84.9 million compared to operating income of $232.5 million a year ago. EBITDA in the ferroalloy segment for the first half of 2008 was $98.4 million, 51.1% lower than segment EBITDA of $201.2 million in the first half of 2007. The EBITDA margin for the ferroalloy segment was 26.6%.

Ferroalloy Segment Results for the nine months of 2008

US$ thousand	9M 2008	9M 2007	Change Y-on-Y
Revenues from external customers	402,213	395,020	1.8%
Operating income	76,798	306,890	- 75.0%
Net income / (loss)	(13,133)	190,492	- 106.9%
EBITDA*	78,022	273,023	- 71.4%
EBITDA, margin (8)	14.4%	54.6%	—

 * See Attachment A.

(8) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Ferroalloy Segment Output for the nine months of 2008

Product	9M 2008 thousand tonnes	9M 2008 vs. 9M 2007
Nickel	14	6%
Ferrosilicon	67	—
Ferrochrome	48	—

Ferroalloy segment revenue from external customers for the first nine months of 2008 totaled $402.2 million, or 4.7% of consolidated net revenue, an increase of 1.8% compared with segment revenue from external customers of $395.0 million in the first nine months of 2007.

Operating income for the first nine months of 2008 in the ferroalloy segment decreased by 75.0% to $76.8 million compared to operating income of $306.9 million a year ago. EBITDA in the ferroalloy segment for the first nine months of 2008 was $78.0 million, 71.4% lower than segment EBITDA of $273.0 million in the first nine months of 2007. The EBITDA margin for the ferroalloy segment was 14.4%.

Mr. Polin commented on the results of the ferroalloy segment: “The Oriel acquisition rounds out Mechel’s ferroalloy business, which includes both ferronickel and ferrochrome assets, and reinforces Mechel’s leading position in specialty steel production. Furthermore, the acquisition will help us to weather the challenging economic environment because we now have improved vertical integration at the Group level and a wider range of ferroalloy products through which to further diversify our business and reduce risk across the market cycle. Although nickel prices have been under pressure, which explains the decrease in profitability in the segment for the six and nine months period, we still continue to observe strong market demand for ferrosilicon.”

Power Segment Results for the first half of 2008

US$ thousand	1H 2008	1H 2007	Change Y-on-Y
Revenues from external customers	357,509	39,331	809.0%
Operating income	23,126	550	4,104.2%
Net income / (loss)	7,193	(4,292)	267.6%
EBITDA*	35,916	6,409	460.4%,
EBITDA, margin (9)	6.6%	7.5%	—

* See Attachment A.

(9) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Output for the first half of 2008

Product	Units	1H 2008	1H 2008 vs. 1H 2007
Electric power generation	ths. kWh	2,155,674	73%
Heat power generation	Gcal	3,282,028.31	—

Mechel’s power segment revenue from external customers for the first half of 2008 was $357.5 million, or 6.7% of consolidated net revenue, an increase of 809.0% over segment revenue from external customers in the prior year.

Operating income for the first half of 2008 in the power segment rose substantially to $23.1 million compared to operating income of $550.0 thousand a year ago.  EBITDA in the power segment for the first half of 2008 was $35.9 million, 460.4% higher than segment EBITDA a year ago.  The EBITDA margin for the power segment decreased from 7.5% to 6.6%.

Power Segment Results for the nine months of 2008

US$ thousand	9M 2008	9M 2007	Change Y-on-Y
Revenues from external customers	520,121	251,481	106.8%
Operating income	19,057	891	2,038.8%
Net (loss)	(1,233)	(11,096)	—
EBITDA*	38,543	11,762	227.7%,
EBITDA, margin (10)	5.0%	3.7%	—

* See Attachment A.

(10) - EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Power Segment Output for the nine months of 2008

Product	Units	9M 2008	9M 2008 vs. 9M 2007
Electric power generation	ths. kWh	3,108,359	55%
Heat power generation	Gcal	4,098,027.82	—

Mechel’s power segment revenue from external customers for the first nine months of 2008 was $520.1 million, or 6.1% of consolidated net revenue, an increase of 106.8% over segment revenue from external customers a year ago.

Operating income for the first nine months of 2008 in the power segment rose 2,038.8% to $19.1 million compared to operating income of $891.0 thousand a year ago.  EBITDA in the power segment for the first nine months of 2008 was $38.5 million, 227.7% higher than segment EBITDA a year ago.  The EBITDA margin for the power segment increased from 3.7% to 5.0%.

Mr. Polin commented on the results of the power segment: “Because Mechel’s power segment is relatively young, throughout the year management continued to focus on structuring the assets and improving their maintenance and investment programs. We are moving toward scaling up our power generation volumes, expanding client base, and maximizing sales on the free market, where pricing is attractive.  This segment’s financial results continue to be negatively impacted by interest rates on intra-group loans provided for the acquisition of new assets. Nevertheless, the overall Russian power market remains in deficit, and as a result, year over year power prices are expected to increase which should contribute to profitability in this segment. In addition, we have completely transitioned our Bulgarian TPP ‘Rousse’ to use coal mined by our Southern Kuzbass coal mining subsidiary at market prices stipulated on an annual basis.  This practice will continue in 2009, thus enabling Mechel to fully utilize its intra-group integration and making Mechel’s steam coal deliveries to Eastern Europe more steady.”

Recent Highlights

•                  In September 2008, Mechel announced the launch of construction of a specialized coal transshipment complex at Vanino Port (Vanino SCTC). The designed throughput capacity of Vanino SCTC will be 25.0 million tonnes annually.  The first stage of the terminal, with a capacity of 15.0 million tonnes, is scheduled for opening in 2012.

•                  In September 2008, Mechel announced the acquisition of HBL Holdings, which integrates eight metal service and trading companies in Germany.

•                  In October 2008, Mechel announced the establishment of its East-European Steel Division on the bases of its Romanian steel subsidiary, Mechel Targoviste. The main objective of the Division is to coordinate the operations of Mechel’s Romanian subsidiaries including investments, modernization, streamlining, and production cost reduction efforts.

•                  In October 2008, Mechel signed a contract with Minmetals Engineering, one of China’s largest state-owned industrial corporations, to construct a rail and structural steel mill at its Chelyabinsk Metallurgical Plant OAO subsidiary on a turn-key basis with a long-term tied loan being granted.  The mill’s main output will comprise railroad rails up to 100 meters in length to be manufactured with state of the art technologies for rolling, tempering, straightening, finishing, and rail quality control.

•                  In October 2008, Mechel announced the consolidation of its ferroalloy assets on the bases of its Oriel Resources subsidiary.  Currently, Mechel OAO, together with its affiliates, owns 100% of the Oriel Resources’ charter capital.

•                  In November 2008, Mechel announced signing the contract for its Chelyabinsk Metallurgical Plant OAO (CMP OAO) subsidiary to supply rail products to Russian Railways OAO (RZhD OAO) from 2010 to 2030. The total annual supply volume of rail products will be a minimum of 400,000 tonnes following completion of the rail and structural steel mill’s full production capacity.

Financial Position for the 2008 first half

First half cash expenditure on property, plant and equipment was $462.8 million, of which $219.1 million was invested in the mining segment, $189.9 million was invested in the steel segment, $47.1 million was invested in the ferroalloy segment, and $6.8 million was invested in the power segment.

In the first half of 2008, Mechel spent $1,666.5 million on acquisitions, including $1,430.5 million (net of cash acquired) for the acquisition of Oriel Resources and $197.6 million (net of cash acquired) for the acquisition of Ductil Steel.

As of June 30, 2008, total debt(1) was at $4,878.3 million.  Cash and cash equivalents were $318.3 million at the end of the first half of 2008 and net debt (2) amounted to $4,560 million.

Financial Position for the 2008 nine months

First nine months cash expenditure on property, plant and equipment was $969.5 million, of which $499.5 million was invested in the mining segment, $370.5 million was invested in the steel segment, $88.2 million was invested in the ferroalloy segment, and $11.2 million was invested in the power segment.

In the first nine months of 2008, Mechel spent $2,068.8 million on new acquisitions and $118.0 million on acquisitions of minority stakes in certain subsidiaries.

As of September 30, 2008, total debt(1) was at $5,084 million.  Cash and cash equivalents were $137.4 million at the end of the first nine months of 2008 and net debt (2) was $4,946.6 million.

Mr. Zyuzin concluded: “On the whole, favorable market conditions and strong operational execution drove our financial performance through the first nine months of 2008. Over that time we have improved Mechel’s production efficiency, optimized its product mix by increasing the percentage of higher margin down stream products, and strengthened its position in new markets. In the near term, while we see steady demand for some of our products, the global economic slowdown has placed pressure on pricing and demand for many of our products, and we have been taking the actions necessary to adapt the business for the challenges associated with this environment. While our performance in the near term will obviously be impacted by the challenges being faced in the global marketplace, we feel well positioned for when the world economy begins to recover. Looking beyond the current global economic crisis, we believe the markets for coking coal and steel are very promising over the longer term, and, more immediately, expect to see opportunities associated with the implementation of large scale infrastructure projects that remain a priority of the Russian government.”

The management of Mechel will host a conference call today at 6:00 p.m. Moscow time (10:00 a.m. New York time, 3:00 p.m. London time) to review Mechel’s financial results and comment on current operations.  The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO
Alexander Tolkach
Head of International Relations & Investor Relations
Phone: + 7495 221 8888
Fax: + 7495 221 8800
alexander.tolkach@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

(1)Total debt is comprised of short-term borrowings and long-term debt
(2) Net debt is defined as total debt outstanding less cash and cash equivalents

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Announcement of First Half and Nine Months 2008 Results

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

First Half 2008:

US$ thousands	1H 2008	1H 2007
Net income	1,101,773	489,455
Add:
Depreciation, depletion and amortization	231,184	115,834
Interest expense	118,734	19,708
Income taxes	428,229	188,684
Consolidated EBITDA	1,879,919	813,681

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	1H 2008	1H 2007
Revenue, net	5,349,246	2,986,862
EBITDA	1,879,919	813,681
EBITDA margin	35.1%	27.2%

Nine Months 2008:

US$ thousands	9m 2008	9m 2007
Net income	1,637,474	706,005
Add:
Depreciation, depletion and amortization	351,724	184,552
Interest expense	199,970	35,480
Income taxes	674,966	278,788
Consolidated EBITDA	2,864,134	1,204,824

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	9m 2008	9m 2007
Revenue, net	8,580,681	4,646,948
EBITDA	2,864,134	1,204,824
EBITDA margin	33.4%	25.9%

Consolidated Balance Sheets *

(in thousands of U.S. dollars, except share amounts)

	June 30, 2008	December 31, 2007
	(unaudited)
Assets
Cash and cash equivalents	$318,267	$236,779
Accounts receivable, net of allowance for doubtful accounts of $34,228 as of June 30 2008 and $26,781 as of December 31, 2007	660,754	341,756
Due from related parties	35,015	4,988
Inventories	1,484,730	993,668
Deferred cost of inventory in transit	9,531	13,190
Deferred income taxes	16,763	12,331
Prepayments and other current assets	700,892	633,993
Total current assets	3,225,952	2,236,705

Long-term investments in related parties	82,429	92,571
Other long-term investments	36,771	58,595
Intangible assets, net	8,393	7,408
Property, plant and equipment, net	4,567,514	3,701,762
Mineral licenses, net	3,654,863	2,131,483
Other non-current assets	74,201	67,918
Deferred income taxes	10,139	16,755
Goodwill	1,292,292	914,446
Total assets	$12,952,554	$9,227,643

Liabilities and Shareholders’ Equity
Short-term borrowings and current portion of long-term debt	$2,762,060	$1,135,104
Accounts payable and accrued expenses:
Advances received	185,572	147,739
Accrued expenses and other current liabilities	241,131	144,083
Taxes and social charges payable	311,620	123,794
Unrecognized income tax benefits	78,904	79,211
Trade payable to vendors of goods and services	367,732	222,753
Due to related parties	1,422	3,596
Asset retirement obligation, current portion	7,159	5,366
Deferred income taxes	28,483	33,056
Deferred revenue	12,307	20,949
Pension obligations, current portion	66,560	63,706
Dividends payable	489,778	—
Finance lease liabilities, current portion	14,796	11,708
Total current liabilities	4,567,524	1,991,065

Long-term debt, net of current portion	2,116,195	2,321,922
Asset retirement obligations, net of current portion	73,566	65,928
Pension obligations, net of current portion	291,873	266,660
Deferred income taxes	1,186,475	701,318
Finance lease liabilities, net of current portion	73,643	73,377
Other long-term liabilities	7,272	1,917

Minority interests	368,152	300,523

Shareholders’ Equity
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of June 30, 2008 and December 31, 2007)	133,507	133,507
Additional paid-in capital	415,070	415,070
Accumulated other comprehensive income	434,751	305,467
Retained earnings	3,284,526	2,650,889
Total shareholders’ equity	4,267,854	3,504,933
Total liabilities and shareholders’ equity	$12,952,554	$9,227,643

* As of September 30, 2008 and June 30, 2008, Mechel’s acquisitions of Ductil Steel S.A. and Oriel Resources plc. were accounted for on a tentative basis subject to the finalization of assets appraisals. As of the appropriate acquisition dates, the estimated amounts of Oriel Resources plc.’s and Ductil Steel S.A.’s long-term assets were $1,858,073 and $71,248, respectively, and total assets amounted to $2,024,848 and $160,268, respectively. Goodwill arising on the acquisition of Oriel Resources plc. and Ductil Steel S.A. tentatively amounted to $154,148 and $168,532, respectively.

Consolidated Income Statements *

(in thousands of U.S. dollars, except share and per share amounts)

	Six months ended June 30,
	2008	2007
	(unaudited)	(unaudited)
Revenue, net (including related party amounts of $49,876 and $56,557 during six months 2008 and 2007, respectively)	$5,349,246	$2,986,862
Cost of goods sold (including related party amounts of $6,807 and $94,117 during six months 2008 and 2007, respectively)	(2,718,611)	(1,761,482)
Gross profit	2,630,635	1,225,380

Selling, distribution and operating expenses:

Selling and distribution expenses	(663,606)	(254,120)
Taxes other than income tax	(85,133)	(57,034)
Accretion expense	(1,667)	(2,098)
Recovery of (provision) for doubtful accounts	269	(1,900)
Provision for short-term investments	—	(3,507)
General, administrative and other operating expenses	(274,114)	(167,735)
Total selling, distribution and operating expenses	(1,024,251)	(486,394)
Operating income	1,606,384	738,986

Other income and (expense):
(Loss) income from equity investments	(7,700)	2,360
Interest income	6,737	4,744
Interest expense	(118,734)	(19,708)
Other income, net	(5,338)	(3,456)
Foreign exchange gain	133,455	22,698
Total other income and (expense), net	8,420	6,638
Income before income tax, minority interest, discontinued operations and extraordinary gain	1,614,804	745,624

Income tax expense	(428,229)	(188,684)
Minority interest in income of subsidiaries	(84,802)	(67,714)
Income from continuing operations	1,101,773	489,226
Income from discontinued operations, net of tax	—	230
Net income	$1,101,773	$489,456
Currency translation adjustment	135,037	39,098
Change in pension benefit obligation	(2,112)	—
Adjustment of available-for-sale securities	(3,641)	781
Comprehensive income	$1,231,057	$529,335

Basic and diluted earnings per share:
Earnings per share from continuing operations	$2.65	$1.18
Income per share effect of discontinued operations	0.00	0.00
Net income per share	$2.65	$1.18

Dividends declared per share	$1.12	$0.76

Weighted average number of shares outstanding	416,270,745	416,270,745

* As of September 30, 2008 and June 30, 2008, Mechel’s acquisitions of Ductil Steel S.A. and Oriel Resources plc. were accounted for on a tentative basis subject to the finalization of assets appraisals. As of the appropriate acquisition dates, the estimated amounts of Oriel Resources plc.’s and Ductil Steel S.A.’s long-term assets were $1,858,073 and $71,248, respectively, and total assets amounted to $2,024,848 and $160,268, respectively. Goodwill arising on the acquisition of Oriel Resources plc. and Ductil Steel S.A. tentatively amounted to $154,148 and $168,532, respectively.

Interim Consolidated Statements of Cash Flows *

(in thousands of U.S. dollars)

	Six months ended June 30,
	2008	2007
	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net income	$1,101,773	$489,456
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	175,784	106,096
Depletion and amortization	55,400	9,738
Foreign exchange gain	(133,455)	(22,698)
Deferred income taxes	(3,724)	(11,243)
(Recovery of) provision for doubtful accounts	(269)	1,900
Inventory write-down	—	222
Accretion expense	1,667	2,098
Minority interest	84,802	67,714
Loss on revaluation of trading securities	—	18,813
Change in undistributed earnings of equity investments	7,700	(2,360)
Non-cash interest on long-term tax and pension liabilities	10,922	2,360
Loss on sale of property, plant and equipment	2,879	721
(Gain) loss on sale of non-marketable securities	(4,305)	2,490
Amortization of syndicated loan origination fee	9,326	—
Income from discontinued operations	—	(230)
Gain on forgiveness of fines and penalties	—	(17,471)
Pension service cost and amortization of prior period service cost	5,008	2,076
Provision for unrecoverable short-term loans issued	—	3,507
Net change before changes in working capital	1,313,508	653,189
Changes in working capital items, net of effects from acquisition of new subsidiaries:
Trading securities	—	252,151
Accounts receivable	(263,678)	(49,760)
Inventories	(354,051)	(117,369)
Trade payable to vendors of goods and services	62,422	(20,194)
Advances received	23,314	5,352
Accrued taxes and other liabilities	239,137	(132,769)
Settlements with related parties	(32,407)	(771)
Current assets and liabilities of discontinued operations	—	(79)
Deferred revenue and cost of inventory in transit, net	(4,983)	35,427
Other current assets	(38,539)	97,831
Unrecognized income tax benefits	(707)	(10,128)
Dividends receivable	—	2,804
Net cash provided by operating activities	944,016	715,684

Cash Flows from Investing Activities
Acquisition of Oriel, less cash acquired	(1,430,503)	—
Acquisition of Ductil Steel, less cash acquired	(197,622)	—
Acquisition of SKPP, less cash acquired	—	(270,018)
Acquisition of SKPC, less cash acquired	—	(37,413)
Acquisition of Transkol, less cash acquired	—	(7,165)
Acquisition of other subsidiaries, less cash acquired	—	(4,181)
Acquisition of minority interest in subsidiaries	(38,346)	(2,280)
Investments in other marketable securities	(380)	(3,203)
Proceeds from sale of other non-marketable securities	7,865	—
Proceeds from disposals of property, plant and equipment	2,003	4,060
Purchases of mineral licenses	(1,705)	(2,235)
Purchases of property, plant and equipment	(461,119)	(144,160)

Net cash used in investing activities	(2,119,807)	(466,595)

Interim Consolidated Statements of Cash Flows *

(in thousands of U.S. dollars, except share amounts)

	Six months ended June 30,
	2008	2007
	(unaudited)	(unaudited)
Cash Flows from Financing Activities
Proceeds from short-term borrowings	$4,387,110	$191,632
Repayment of short-term borrowings	(3,158,232)	(318,510)
Proceeds from long-term debt	39,407	16,082
Repayment of long-term debt and long-term portion of restructured taxes and social charges payable	(7,921)	(2,633)
Repayment of obligations under finance lease	(12,844)	(8,841)
Net cash provided by (used in) financing activities	1,247,520	(122,270)

Effect of exchange rate changes on cash and cash equivalents	9,759	15,800

Net increase in cash and cash equivalents	81,488	142,619

Cash and cash equivalents at beginning of period	236,779	172,614
Cash and cash equivalents at end of period	$318,267	$315,233

Supplementary Cash Flow Information:
Interest paid, net of amount capitalized	$(63,493)	$(15,588)
Income taxes paid	$(334,838)	$(223,503)

Non-cash Activities:
Net assets of subsidiaries contributed by minority shareholders in exchange for shares issued by subsidiaries	$—	$4,415
Acquisition of equipment under finance lease	$785	$9,563

* As of September 30, 2008 and June 30, 2008, Mechel’s acquisitions of Ductil Steel S.A. and Oriel Resources plc. were accounted for on a tentative basis subject to the finalization of assets appraisals. As of the appropriate acquisition dates, the estimated amounts of Oriel Resources plc.’s and Ductil Steel S.A.’s long-term assets were $1,858,073 and $71,248, respectively, and total assets amounted to $2,024,848 and $160,268, respectively. Goodwill arising on the acquisition of Oriel Resources plc. and Ductil Steel S.A. tentatively amounted to $154,148 and $168,532, respectively.

Consolidated Balance Sheets *

(in thousands of U.S. dollars, except share amounts)

	September 30, 2008	December 31, 2007
	(unaudited)
Assets
Cash and cash equivalents	$137,403	$236,779
Accounts receivable, net of allowance for doubtful accounts of $27,832 as of September 30, 2008 and $26,781 as of December 31, 2007	666,821	341,756
Due from related parties	27,832	4,988
Inventories	1,774,015	993,668
Deferred cost of inventory in transit	3,735	13,190
Deferred income taxes	18,935	12,331
Prepayments and other current assets	749,107	633,993
Total current assets	3,377,848	2,236,705

Long-term investments in related parties	81,404	92,571
Other long-term investments	458,764	58,595
Intangible assets, net	8,111	7,408
Property, plant and equipment, net	4,668,286	3,701,762
Mineral licenses, net	3,510,810	2,131,483
Other non-current assets	68,084	67,918
Deferred income taxes	10,380	16,755
Goodwill	1,199,742	914,446
Total assets	$13,383,429	$9,227,643

Liabilities and Shareholders’ Equity
Short-term borrowings and current portion of long-term debt	$3,151,689	$1,135,104
Accounts payable and accrued expenses:
Advances received	123,351	147,739
Accrued expenses and other current liabilities	359,613	144,083
Taxes and social charges payable	296,764	123,794
Unrecognized income tax benefits	56,284	79,211
Trade payable to vendors of goods and services	577,564	222,753
Due to related parties	65,810	3,596
Asset retirement obligation, current portion	7,398	5,366
Deferred income taxes	28,958	33,056
Deferred revenue	450	20,949
Pension obligations, current portion	62,114	63,706
Dividends payable	243,866	—
Finance lease liabilities, current portion	16,193	11,708
Total current liabilities	4,990,054	1,991,065

Long-term debt, net of current portion	1,932,218	2,321,922
Asset retirement obligations, net of current portion	66,016	65,928
Pension obligations, net of current portion	282,127	266,660
Deferred income taxes	1,141,108	701,318
Finance lease liabilities, net of current portion	65,444	73,377
Other long-term liabilities	6,645	1,917

Minority interests	373,621	300,523

Shareholders’ Equity
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of September 30, 2008 and December 31, 2007)	133,507	133,507
Additional paid-in capital	415,070	415,070
Accumulated other comprehensive income	157,398	305,467
Retained earnings	3,820,221	2,650,889
Total shareholders’ equity	4,526,196	3,504,933
Total liabilities and shareholders’ equity	$13,383,429	$9,227,643

* As of September 30, 2008 and June 30, 2008, Mechel’s acquisitions of Ductil Steel S.A. and Oriel Resources plc. were accounted for on a tentative basis subject to the finalization of assets appraisals. As of the appropriate acquisition dates, the estimated amounts of Oriel Resources plc.’s and Ductil Steel S.A.’s long-term assets were $1,858,073 and $71,248, respectively, and total assets amounted to $2,024,848 and $160,268, respectively. Goodwill arising on the acquisition of Oriel Resources plc. and Ductil Steel S.A. tentatively amounted to $154,148 and $168,532, respectively.

Consolidated Income Statements*
(in thousands of U.S. dollars, except share and per share amounts)

	Nine months ended September 30,
	2008	2007
	(unaudited)	(unaudited)
Revenue, net (including related party amounts of $61,118 and $84,857 during nine months 2008 and 2007, respectively)	$8,580,681	$4,646,948
Cost of goods sold (including related party amounts of $10,232 and $149,797 during nine months 2008 and 2007, respectively)	(4,233,053)	(2,829,909)
Gross profit	4,347,628	1,817,039

Selling, distribution and operating expenses:

Selling and distribution expenses	(972,662)	(410,544)
Taxes other than income tax	(112,934)	(83,838)
Accretion expense	(2,491)	(3,312)
Recovery of (provision) for doubtful accounts	(15,616)	(3,193)
General, administrative and other operating expenses	(436,390)	(264,566)
Total selling, distribution and operating expenses	(1,540,093)	(765,453)
Operating income	2,807,535	1,051,586

Other income and (expense):
(Loss) income from equity investments	(3,606)	2,305
Interest income	8,949	7,948
Interest expense	(199,970)	(35,480)
Other income, net	2,530	1,195
Foreign exchange gain	(183,279)	48,163
Total other income and (expense), net.	(375,376)	24,131
Income before income tax, minority interest, discontinued operations and extraordinary gain	2,432,159	1,075,717

Income tax expense	(674,966)	(278,788)
Minority interest in income of subsidiaries	(119,719)	(91,585)
Income from continuing operations	1,637,474	705,344
Income from discontinued operations, net of tax	—	661
Net income	1,637,474	706,005
Currency translation adjustment	(140,334)	106,426
Change in pension benefit obligation	(746)	—
Adjustment of available-for-sale securities	(6,989)	(775)
Comprehensive income	1,489,405	811,656

Basic and diluted earnings per share:
Earnings per share from continuing operations	3.93	1.69
Income per share effect of discontinued operations	0.00	0.00
Net income per share	3.93	1.70

Weighted average number of shares outstanding	416,270,745	416,270,745

* As of September 30, 2008 and June 30, 2008, Mechel’s acquisitions of Ductil Steel S.A. and Oriel Resources plc. were accounted for on a tentative basis subject to the finalization of assets appraisals. As of the appropriate acquisition dates, the estimated amounts of Oriel Resources plc.’s and Ductil Steel S.A.’s long-term assets were $1,858,073 and $71,248, respectively, and total assets amounted to $2,024,848 and $160,268, respectively. Goodwill arising on the acquisition of Oriel Resources plc. and Ductil Steel S.A. tentatively amounted to $154,148 and $168,532, respectively.

Interim Consolidated Statements of Cash Flows *
(in thousands of U.S. dollars)

	Nine months ended September 30,
	2008	2007
	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net income	$1,637,474	$706,006
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	266,781	169,618
Depletion and amortization	84,944	14,933
Foreign exchange (gain) loss	183,279	(48,164)
Deferred income taxes	(7,020)	(14,687)
(Recovery of) provision for doubtful accounts	15,616	3,193
Inventory write-down	2,793	(1,227)
Accretion expense	2,491	3,313
Minority interest	119,719	91,585
Gain on account payable with expired legal term	(3,588)	—
Change in undistributed earnings of equity investments	3,606	(2,305)
Non-cash interest on long-term tax and pension liabilities	16,290	3,519
Loss on sale of property, plant and equipment	9,132	1,898
(Gain) loss on sale of non-marketable securities	(4,493)	58
(Gain)/loss on revaluation of trading securities	—	18,994
Amortization of syndicated loan origination fee	18,637	—
Income from discontinued operations	—	(661)
Gain on forgiveness of fines and penalties	—	(21,176)
Pension service cost and amortization of prior period service cost	7,480	3,149
Provision for unrecoverable short-term loans issued	—	4,208
Net change before changes in working capital	2,353,141	932,254
Changes in working capital items, net of effects from acquisition of new subsidiaries:
Trading securities	—	260,127
Accounts receivable	(281,465)	(62,408)
Inventories	(677,342)	(228,802)
Trade payable to vendors of goods and services	382,902	(4,406)
Advances received	(20,018)	22,487
Accrued taxes and other liabilities	293,727	(35,143)
Settlements with related parties	(69,682)	(385)
Current assets and liabilities of discontinued operations	—	(689)
Deferred revenue and cost of inventory in transit, net	(11,043)	8,074
Other current assets	(45,066)	(43,871)
Unrecognized income tax benefits	(706)	(8,041)
Dividends receivable	—	3,572
Net cash provided by operating activities	1,924,448	842,769

Cash Flows from Investing Activities
Acquisition of SKPP, less cash acquired	—	(270,018)
Acquisition of BFP, less cash acquired	—	(186,665)
Acquisition of SKPC, less cash acquired	—	(37,413)
Acquisition of Transkol, less cash acquired	—	(7,165)
Acquisition of Port Temryk, less cash acquired	—	(6,108)
Acquisition of Oriel, less cash acquired	(1,432,990)	—
Acquisition of Ductil Steel, less cash acquired	(197,621)	—
Advances paid for investments	(423,959)	—
Acquisition of minority interest in subsidiaries	(118,032)	(9,567)
Acquisition of HBL, less cash acquired	(14,245)	—
Acquisition of other subsidiaries, less cash acquired	—	(4,181)
Investments in other marketable securities	(271)	(3,227)
Repayments of short-term loans issued	227
Proceeds from sale of other non-marketable securities	4,612	—
Proceeds from disposals of property, plant and equipment	7,152	5,870
Purchases of mineral licenses	(2,450)	(2,542)
Purchases of property, plant and equipment	(967,073)	(316,798)
Net cash used in investing activities	(3,144,650)	(837,814)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	$6,562,835	$589,074
Repayment of short-term borrowings	(5,325,864)	(453,300)
Proceeds from long-term debt	152,685	398,776
Repayment of long-term debt and long-term portion of restructured taxes and social charges payable	(14,603)	(18,465)
Repayment of obligations under finance lease	(19,166)	(13,713)
Dividends paid	(235,943)	(318,654)
Net cash provided by (used in) financing activities	1,119,944	(183,718)

Effect of exchange rate changes on cash and cash equivalents	882	51,299

Net decrease in cash and cash equivalents	(99,376)	239,972

Cash and cash equivalents at beginning of period	236,779	172,614
Cash and cash equivalents at end of period	$137,403	$412,586

* As of September 30, 2008 and June 30, 2008, Mechel’s acquisitions of Ductil Steel S.A. and Oriel Resources plc. were accounted for on a tentative basis subject to the finalization of assets appraisals. As of the appropriate acquisition dates, the estimated amounts of Oriel Resources plc.’s and Ductil Steel S.A.’s long-term assets were $1,858,073 and $71,248, respectively, and total assets amounted to $2,024,848 and $160,268, respectively. Goodwill arising on the acquisition of Oriel Resources plc. and Ductil Steel S.A. tentatively amounted to $154,148 and $168,532, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: December 18, 2008